April 28, 2025

Amir Weiss
SVP Finance, Chief Accounting Officer
Teva Pharmaceutical Industries Limited
124 Dvora HaNevi'a Street
Tel Aviv, Israel 6944020

       Re: Teva Pharmaceutical Industries Limited
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-16174
Dear Amir Weiss:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences